Exhibit (a)(13)

LEX-WIN ACQUISITION LLC

Two Jericho Plaza

Wing A — Suite 111

Jericho, New York  11753

June 28, 2007

Dear Wells’ Stockholders:

We are writing to advise you that we have extended the expiration date of our offer to purchase shares of common stock of Wells Real Estate Investment Trust, Inc. (“Wells” or the “Company”) to 5:00 p.m. Eastern Time on JULY 12, 2007.  As you are aware, we recently increased our offer price to $9.30 per share.

We would again like to highlight certain information about our offer for your consideration:

•                                     Our offer price is higher than the Company’s actual $8.59 net asset value resulting from the dilution caused by the Company’s recently completed internalization merger (the “Internalization Merger”) to the $8.93 net asset value calculated by the Company and described in the Company’s Definitive Proxy Statement on Schedule 14A filed February 27, 2007 (the “Proxy Statement”).  Simply stated, our price is higher than the per share value determined by the Company.

•                                     Our offer price is higher than the $8.38 per share price last offered by the Company for the redemption of shares under its share redemption program which was again suspended on April 20, 2007.

•                                     You will no longer be subject to the extensive risks detailed in the Proxy Statement (pp 26-33) and the Company’s June 8, 2007 letter, relating to the recently completed Internalization Merger including, without limitation, immediate dilution of your shares, substantial conflicts of interest, decreases in net income per share and possible reduction in dividend levels, if your shares are acquired by us.

We again want to address some of the mischaracterizations given by the Company in their most recent recommendation against our increased offer price:

•                                          Adequacy of Price.  We remain appalled that management questions the adequacy of our offer price when that offer is $.35 per share higher than the price it recommended you approve for shares conveyed to the Company’s affiliates, including members of management, in the Internalization Merger.

•                                          Uncertainty as to the amount that we will pay to you for your shares.  Let us be clear, we will not reduce the amount to be paid to you by any dividends paid from normal operation income, including the most recently declared

$.1467 per share dividend.  Only dividends resulting from the sale, refinancing, condemnation or casualty of assets or new corporate borrowings, declared and paid, would reduce the amount to be paid by us.

•                                          Conditionality as to the nature of our offer.  As management should be aware, the conditions of our offer are customary in all tender offers and relate solely to events outside of our control.  But more to the point, our affiliates have initiated over 200 tender offers over the past 13 years.  In each instance, persons who tendered their interests have been paid the full amount promised without deduction or delay.

•                                          Net Asset Value.  Real estate values may have increased or decreased since the net asset valuation of $8.93 was made on January 3, 2007.  What has not changed is fundamental mathematics which dictate that the Internalization Merger advocated by management has reduced that valuation to $8.59 per share.  As we have now described this fallacy ad nauseum to management, we have concluded their failure to understand this basic concept is embarrassing, misleading and disingenuous.

•                                          Future Business Plan.  While it is impossible for us to comment on the future elements of management’s undisclosed “double secret” business plan, it is difficult for one to be anything but skeptical in view that its key elements to date resulted in a 4.2% dilution to shareholder equity combined with the issuance of a number of multi-million dollar golden parachute contracts to former Wells’ employees as well as the resignation of the Company’s founder, Leo Wells.

In considering our offer, bear in mind that the recommendation not to tender comes from a Board of Directors which is currently being sued in Federal District Court for, among other things, failure to provide you with full disclosure in connection with the Internalization Merger, various Federal securities law violations and breach of fiduciary duty.

To accept our offer, complete the enclosed Letter of Transmittal on BLUE paper, along with the Transfer and Assignment form on CREAM colored paper and return them to Mellon Investor Services, LLC, the depositary for our offer, prior to 5:00 p.m. eastern time on July 12, 2007.  If you previously submitted your Letter of Transmittal and Transfer and Assignment form, you do not need to resubmit the enclosed Letter of Transmittal or Transfer and Assignment.

If you have any questions regarding the offer or need assistance in tendering your shares, or if you would like to receive additional sets of material, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

Sincerely,

Lex-Win Acquisition LLC